Exhibit 4.7

PROMlSSORY NOTE SECOND EXTENSION AGREEMENT

$90,000.00	January 13, 2018

This Promissory Note Extension Agreement, hereinafter referred to as the “Extension Agreement,” entered into this Thirteenth day of January, 2018, by and between DERMAdoctor, LLC, a Missouri corporation (“Maker”’), and Papillon Partners, Inc., a Missouri Corporation, or its successors or assigns (“Holder”),

WHEREAS. Maker and Holder have entered into a Promissory Note dated July 17, 2017 for the amount of Ninety Thousand Dollars ($90,000), hereinafter referred to as the “Note”. The Note is due and payable on a date that is ninety (90) days from the original date of the Note.

WHEREAS, Maker and Holder into an Extension Agreement dated October 9, 2017 for the amount of Ninety Thousand Dollars ($90,000), hereinafter referred to as the “Note”. The Note is due and payable on a date that is one hundred eighty (180) days from the original date of the Note.

WHEREAS, Maker and Holder desire to enter into this Second Extension Agreement in order to extend the date when all the outstanding principal and accrued and unpaid interest is due and payable to two hundred forty-one (241) days from the original date of the Note.

NOW, THEREFORE, it is duly agreed by both Maker and Holder to extend the due date of the Note to March 15, 2018.

All other provisions of the original Note shall prevail unless otherwise written.

IN WITNESS WHEREOF, THE UNDERSIGNED Maker and Holder have duly executed this Extension Agreement, extending the due date of the Note as of the day and year first written above.

MAKER:

DERMAdoctor, LLC

By:	/s/ Audrey Kunin
Name:	Audrey Kunin
Title:	CEO

HOLDER: Papillon Partners, Inc.

By:	/s/ Jeff Kunin
Name:	Jeff Kunin
Title:	Vice President